February 13, 2026

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
3 Yan Jing Li Zhong Jie
Block B, Room 2110, Beijing
People   s Republic of China, 341000

       Re: Elong Power Holding Ltd.
           Draft Registration Statement on Form F-1
           Submitted February 09, 2026
           CIK No. 0002015691
Dear Xiaodan Liu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing